FOR IMMEDIATE RELEASE
Alamos Gold Inc.

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Announces Investment in AuRico Metals

Toronto, Ontario (August 31, 2015) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced the purchase of 8,000,000 common shares (the “Shares") of AuRico Metals Inc. ("AuRico"), representing approximately 6.34% of the outstanding common shares of AuRico (the “Transaction”). The Shares are being acquired by Alamos by way of private placement at a price of C$0.70 per Share.

Prior to the Transaction, Alamos owned directly 5,767,855 common shares of AuRico, which represented approximately 4.8% of the issued and outstanding common shares of AuRico. Upon completion of the Transaction, Alamos will hold 13,767,855 common shares of AuRico, representing approximately 10.92% of the issued and outstanding common shares of AuRico.

Alamos carried out the Transaction for investment purposes and may increase or decrease its investment based on market conditions. AuRico has granted Alamos a right to participate in future financings for a period of two years, subject to certain terms, to maintain its pro-rata interest.

The early warning report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on AuRico's SEDAR profile at www.sedar.com. The Transaction remains subject to customary approvals, including the Toronto Stock Exchange.

About Alamos Gold
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.